September 10, 2024

Christopher Savoie
Chief Executive Officer
Zapata Computing Holdings Inc.
100 Federal Street, Floor 20
Boston, MA 02110

       Re: Zapata Computing Holdings Inc.
           Registration Statement on Form S-1
           Filed September 3, 2024
           File No. 333-281907
Dear Christopher Savoie:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-
3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Stacie S. Aarestad